As filed with the Securities and Exchange Commission on January 3, 1997.
                                                 Registration No. 333-17119



                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------

                              AMENDMENT NUMBER 1
                                  TO FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                           ------------------------

                           SYQUEST TECHNOLOGY, INC.
            (Exact name of registrant as specified in its charter)

           DELAWARE                                        94-2793941
(State or other jurisdiction of                  (I.R.S. Employer Identification
         incorporation                                       Number)
        or organization)


                             47071 BAYSIDE PARKWAY
                           FREMONT, CALIFORNIA 94538
                                (510) 226-4000

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                           ------------------------

                                EDWIN L. HARPER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           SYQUEST TECHNOLOGY, INC.
                             47071 BAYSIDE PARKWAY
                               FREMONT, CA 94538
                                (510) 226-4000

(Name, address, including zip code and  telephone number, including area code of agent for service)

                           ------------------------

                                  COPIES TO:
                                 M. GREG ALLIO
                              BENJAMIN L. DOUGLAS
                       SHARTSIS, FRIESE & GINSBURG, LLP
                     ONE MARITIME PLAZA, EIGHTEENTH FLOOR
                           SAN FRANCISCO, CA  94111
                                (415) 421-6500

       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after the Registration Statement becomes effective.

                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans please check the following box.[ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box . [ ]

                        CALCULATION OF REGISTRATION FEE

 Title of Securities      Amount to be      Proposed Maximum     Proposed Maximum        Amount of
   to be Registered        Registered (1)   Offering Price           Aggregate        Registration Fee (3)
                                            Per Share (2)        Offering Price (2)
Common Stock $.001
 par value............      18,400,767           $4.03125           $74,178,091           $22,478.21

=======================================================================================================

(1) Includes (i) a presently indeterminate number of shares issued or issuable upon conversion of or otherwise in respect of Registrant's 7% Cumulative Convertible Preferred Stock, Series 1, (ii) a presently indeterminate number of shares issuable upon conversion of or otherwise in respect of Registrant's Convertible Preferred Stock, Series 1, or pursuant to warrants issuable upon such conversion, (iii) a presently indeterminate number of shares issuable upon conversion of or otherwise in respect of Registrant's 5% Cumulative Convertible Preferred Stock, Series 2, or pursuant to warrants issuable upon such conversion, (iv) 800,000 shares issuable upon exercise of certain outstanding stock purchase warrants, and (v) 1,874,837 shares issued to four suppliers of Registrant as part of a restructuring by Registrant of certain trade payables, as such numbers may be adjusted in accordance with Rule 416.


(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c), based on the high and low prices reported in the Nasdaq National Market on December 26, 1996.


(3) $23,700.38 was paid in connection with the December 2, 1996, filing of this Registration Statement.

  REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                  PROSPECTUS

                           SYQUEST TECHNOLOGY, INC.

                               18,400,767 SHARES

                                 COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)
                               ________________


  All of the shares of Common Stock, par value $.001 per share ("Common Stock") of SyQuest Technology, Inc., a Delaware corporation ("SyQuest" or the "Company"), offered hereby are being offered for resale by certain stockholders of the Company (the "Selling Stockholders") as described more fully herein. The Company will not receive any proceeds from the sale of the shares offered hereby. The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "SYQT." The last reported sales price of the Company's Common Stock on the Nasdaq National Market on December 20, 1996, was $4.25 per share.

  The shares of Common Stock offered hereby by the Selling Stockholders consist of (i) a presently indeterminate number of shares issued or issuable upon conversion or otherwise in respect of 20,000 shares of the Company's 7% Cumulative Convertible Preferred Stock, Series 1, par value $.001 (the "7% Cumulative Preferred Stock"), (ii) a presently indeterminate number of shares issuable upon conversion or otherwise in respect of 5,500 shares of the Company's Convertible Preferred Stock, Series 1 (the "Convertible Preferred Stock") or pursuant to warrants issuable upon such conversion, (iii) a presently indeterminate number of shares issuable upon conversion or otherwise in respect of 24,500 shares of the Company's 5% Cumulative Convertible Preferred Stock, Series 2 (the "Series 2 Preferred Stock") or pursuant to warrants issuable upon such conversion, (iv) up to 800,000 shares issuable upon exercise of certain outstanding stock purchase warrants (the "Stock Purchase Warrants") and (v) up to 1,874,837 shares issued to four suppliers of the Company as part of a restructuring by the Company of certain trade payables. For the purpose of determining the number of shares of Common Stock to be registered hereby, the number of shares of Common Stock calculated to be issuable in connection with the conversion of the 7% Cumulative Preferred Stock, the Convertible Preferred Stock and the Series 2 Preferred Stock and the exercise of warrants issuable upon the conversion of the Convertible Preferred Stock and the Series 2 Preferred Stock is based on an average closing market price of the Common Stock on the five trading days preceding the date of such conversion of $4.00 per share, which price is below the closing sales price of the Common Stock as of December 20, 1996 ($4.25 per share), and has been arbitrarily selected. The shares offered hereby do not include 2,691,891 additional shares registered for resale by holders of the 7% Cumulative Preferred Stock and another supplier of the Company that received shares as part of a restructuring by the Company of certain trade payables, which shares have been previously registered by the Company pursuant to Registration Statement No. 333-7369. The number of shares available for resale is subject to adjustment and could be materially less or more than such estimated amount depending on factors which cannot be predicted by SyQuest at this time, including, among others, the future market price of the Common Stock. This presentation is not intended, and should in no way be construed, to constitute a prediction as to the future market price of the Common Stock. See "Risk Factors -- Convertible Securities, Warrants and Options; Potential Dilution and Adverse Impact on Additional Financing" and "Selling Stockholders."

  The Selling Stockholders, directly or through agents, broker-dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on the Nasdaq National Market, in privately negotiated transactions or otherwise. The Selling Stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. See "Use of Proceeds" and "Plan of Distribution."

                            _______________________

               THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE
                  A HIGH DEGREE OF RISK.  SEE "RISK FACTORS"
                         AT PAGE 5 OF THIS PROSPECTUS.
                          ___________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
              OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


  All expenses of this offering will be paid by the Company except for commissions, fees and discounts of any underwriters, brokers, dealers or agents retained by the Selling Stockholders. Estimated expenses payable by the Company in connection with this offering are approximately $85,700.38. See "Plan of Distribution." The aggregate proceeds to the Selling Stockholders from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any. The Company has agreed to indemnify the Selling Stockholders and certain other persons against certain liabilities, including liabilities under the Act.


                The date of this Prospectus is January 6, 1997

                             AVAILABLE INFORMATION

  The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").
Such reports, proxy statements and other information may be inspected and copied at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

  A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549, upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, filed or to be filed with the Commission under the Exchange Act are hereby incorporated by reference into this Prospectus:

     1) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996;





     2) The Company's Current Reports on Form 8-K dated June 14, 1996, October 31, 1996, as amended, November 11, 1996, November 25, 1996,
          December 2, 1996, and December 30, 1996; and

     3) The Company's Registration Statement on Form 8-A registering the Common Stock under Section 12(g) of the Exchange Act.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to SyQuest Technology, Inc., 47071 Bayside Parkway, Fremont, California 94538, telephone (510) 226-4000,
Attn: Henry Montgomery, Executive Vice President, Finance and Chief Financial Officer.

                              ___________________

     "SyQuest" is a registered trademark of the Company, "EZ135," and "EZ Flyer" and "SyJet" are trademarks of the Company. This Prospectus also includes trademarks of companies other than SyQuest Technology, Inc.


                                  THE COMPANY

     The Company designs, develops, manufactures, and markets removable hard disk cartridges, associated disk drives and free-standing storage systems. The Company's products combine the advantages of fixed hard disk drives with the benefits of removability, which include unlimited incremental expansion of data storage capacity, transfer and sharing of data and software among personal computers, and backup, archival storage and physical security of data. The Company's principal products have been 5.25 inch and 3.5 inch cartridges, drives and storage systems used with personal computers and work stations manufactured and sold by manufacturers of such products. These products are typically purchased by distributors, mail order firms, national retail chains, value added resellers, original equipment manufacturers ("OEMs") for integration into their equipment, government contractors and others for resale to the end users.

     The Company's principal executive offices are located at 47071 Bayside Parkway, Fremont, California 94538, telephone (510) 226-4000.

                                 RISK FACTORS

     THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THE DISCUSSION IN THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, BELIEFS, EXPECTATIONS AND INTENTIONS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THE FOLLOWING RISK FACTORS, AS WELL AS FACTORS DISCUSSED ELSEWHERE IN THIS PROSPECTUS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS.

NEED FOR ADDITIONAL FINANCING; FUTURE CAPITAL NEEDS.

     The Company has incurred losses in its fiscal year ended September 30, 1995, and in its fiscal year ended September 30, 1996. To meet its working capital needs, the Company has engaged in a series of financing transactions during calendar 1996.


     In June 1996, the Company closed the sale of 20,000 shares of 7% Cumulative Preferred Stock for $20 million in gross proceeds. In July 1996, the Company issued a $7.7 million 6% Convertible Subordinated Debenture (the "Debenture") to one of its suppliers, of which a portion is convertible into up to 400,000 shares of the Company's Common Stock at a conversion price of $6.9375 per share. Subsequently, the Company worked out repayment schedules with other major suppliers and converted approximately $43.1 million of accounts payable and other obligations to notes payable reflecting extended repayment terms.
From late September 1996, through October 30, 1996, the Company exchanged with four of these suppliers approximately $11.57 million of notes payable for 1,874,837 shares of Common Stock in the aggregate. In October 1996, the Company sold 5,500 shares of Convertible Preferred Stock for $5.5 million in gross proceeds and sold 24,500 shares of Series 2 Preferred Stock for $24.5 million in gross proceeds. In November 1996, the Company sold 1,500,000 shares of its Common Stock for approximately $8.5 million to an international investment firm and granted that investor warrants to purchase up to 1,875,000 shares of Common Stock, depending on, among other things, the number of shares of Common Stock owned by such investor on July 12, 1997. The terms of these financings are described in three of the Company's Current Reports on Form 8-K dated, respectively, June 14, 1996, October 31, 1996, and November 11, 1996.


     As of September 30, 1996, the Company had $3.2 million in unrestricted cash and cash equivalents. During the fiscal year ended September 30, 1996, the Company used approximately $50.7 million of cash in operating activities and an additional $17.8 million of cash for the purchase of equipment and leasehold improvements. The Company believes that, based on a number of events occurring, the current sources of financing available to the Company will be sufficient to fund the Company's operations only into the second quarter of fiscal 1997, and the Company will need additional funds for new product introduction, for production and working capital and to pay suppliers. Management's financial plans for fiscal 1997 anticipate raising additional equity capital in order to stimulate business and take advantage of market opportunities. Management is currently pursuing other investment opportunities and expects to raise additional financing during the second quarter of fiscal 1997. There can be no assurance, however, that such financing would be available when needed, if at all, or on favorable terms. If results of operations for fiscal 1997 do not meet management's expectations, or additional capital is not available, management has the ability and intent to reduce certain expenditures so as not to require additional capital resources. The precise amount and timing of the Company's funding needs cannot be determined accurately at this time, and will depend upon a number of factors, including the market demand for the Company's products, the progress of the Company's product development efforts, the availability of critical components, the Company's strategic alliances, if any, for the manufacture of its products, the Company's inventory and accounts receivable management and whether key suppliers will grant payment terms for the purchase of materials and services. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution, and such securities may have rights, preferences and privileges senior to those of holders of the Company's Common Stock. See "Risk Factors -- Convertible Securities, Warrants and Options; Potential Dilution and Adverse Impact on Additional Financing."

RISK OF LOSING NASDAQ LISTING.

     On September 16, 1996, the Company was given a temporary exception from the net tangible asset and capital surplus listing requirements of the Nasdaq National Market. The listing exception was conditioned on the Company's ability to file a pro forma balance sheet as of September 30, 1996, indicating net tangible assets of at least $2.0 million. On October 31, 1996, the Company filed with Nasdaq and the Commission an unaudited pro forma balance sheet (the "Pro Forma Balance Sheet") showing sufficient net tangible assets, based on the Company's best estimate at that time of its losses for the fiscal year ended September 30, 1996. There can be no assurance that the Company's estimate in the Pro Forma Balance Sheet was accurate. Based on this filing, the National Association of Securities Dealers approved the continued listing of the Company's Common Stock on the Nasdaq National Market.

     The Company has continued to incur losses, however, and there can be no assurance that the Company will continue to meet the net tangible asset, capital and surplus, or other listing requirements of the Nasdaq National Market in the future. Should the Company fail to meet such listing standards, it may be delisted from the Nasdaq Stock Market. Trading, if any, in the listed securities would thereafter be conducted on the Electronic Bulletin Board or the National Quotation Bureau's "pink sheets." As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of, the Company's securities. This would likely have a material and adverse effect on the market price of the Company's Common Stock and on the Company's ability to raise additional capital.

CONVERTIBLE SECURITIES, WARRANTS AND OPTIONS; POTENTIAL DILUTION AND ADVERSE IMPACT ON ADDITIONAL FINANCING.

     As of October 31, 1996, the Company had outstanding options and warrants to purchase an aggregate of 3,448,938 shares of Common Stock, at a weighted average exercise price of $7.127731164 per share. The Company is also obligated to issue additional warrants to acquire up to 3,136,786 shares of Common Stock and up to 12,078,347 shares of Common Stock upon conversion of the 7% Cumulative Preferred Stock, the Convertible Preferred Stock and the Series 2 Preferred Stock (the "Preferred Stock"), based on the conversion prices of the Preferred Stock at December 20, 1996. The exact number of shares of Common Stock issuable upon conversion of Preferred Stock and exercise of warrants issued pursuant to such conversion cannot be estimated with certainty because, generally, such issuances of Common Stock will vary inversely with the market price of the Common Stock at the time of such conversion, and there is no cap on the number of shares of Common Stock that may be issuable. The number of warrants and shares of Common Stock issuable upon conversion of the Preferred Stock is also subject to various adjustments to prevent dilution resulting from stock splits, stock dividends or similar transactions. Further, the Company may, at its election, choose to issue additional shares of Common Stock in lieu of cash dividends due to the holders of the 7% Cumulative Preferred Stock and the Series 2 Preferred Stock.

     In addition, on November 13, 1996, SyQuest sold to an investor an additional 1,500,000 shares of Common Stock that will become freely tradeable, subject to compliance with applicable securities laws, on approximately February 12, 1997. As part of this same transaction, the Company issued a warrant that will become exercisable for between 375,000 shares and 1,875,000 shares of Common Stock, depending on a number of factors.

     As of September 30, 1996, Warrants to purchase 100,000 shares of the Company's Common Stock at an exercise price of $10.88 per share had been issued as partial compensation for value received in the placement of the Company's 7% Cumulative Convertible Preferred Stock. Those Warrants are exercisable at the option of the holders on or before July 30, 1999.

     To the extent that such options and warrants are exercised, shares of Common Stock are issued in lieu of cash dividends or convertible securities are converted (and the warrants issuable upon such conversion are exercised), substantial dilution of the interests of the Company's stockholders is likely to result and the market price of the Common Stock may be materially adversely affected. Such dilution will be greater if the future market price of the Common Stock decreases. For the life of such warrants, options and convertible securities the holders will have the opportunity to profit from a rise in the price of the underlying securities. The existence of such warrants, options and convertible securities is likely to affect materially and adversely the terms on which the Company can obtain additional financing, and the holders of such warrants, options and convertible securities can be expected to exercise them at a time when the Company would otherwise, in all likelihood, be able to obtain additional capital by an offering of its unissued capital stock on terms more favorable to the Company than those provided by such warrants, options and convertible securities.

     The Company has filed Registration Statements on Form S-8 under the Act to register shares of Common Stock subject to stock options and to the Company's employee stock purchase plan that will permit the resale of such shares, subject to Rule 144 volume limitations applicable to affiliates of the Company and vesting restrictions. The Company has also registered the Common Stock issuable upon exercise of the warrants and conversion of the convertible securities, certain of which are being offered pursuant to this Prospectus. Additional shares of Common Stock issuable upon conversion of the 7% Cumulative Preferred Stock are being offered pursuant to a prospectus included in Registration Statement No. 333-7369. Such registered shares can be sold without any holding period or sales volume limitations.

UNCERTAINTY OF MARKET ACCEPTANCE OF PRODUCTS.

     The Company's future success will depend upon market acceptance of its new products and upon the Company's ability to establish its new products as industry standards. The Company introduced its EZ Flyer 230 in June 1996. The EZ Flyer 230 is a newly designed product for the Company with 230 megabyte capacity, which the Company began to ship in significant volume in July 1996. While the Company believes that early indications of market acceptance of the EZ Flyer 230 are favorable, the product has only recently been introduced and there can be no assurance that the level of acceptance will continue or grow due to uncertainties regarding the market for the EZ Flyer 230 and the competition it is facing. The Company continues to refine the EZ Flyer 230 and there can be no assurance that the Company will not experience problems or delays if and when it attempts to manufacture and ship the EZ Flyer 230 in higher volumes.

     On August 7, 1996, the Company announced that it had commenced taking orders for its new 3.5 inch, 1.5 gigabyte SyJet system products. The Company has begun limited production and made limited shipments in the first quarter of fiscal 1997. The Company intends to increase production and shipments in the second fiscal quarter of 1997; however, there can be no assurance that the Company will be able to introduce this new product successfully and in a timely manner or that the product will be accepted in the market. Limitations on cash resources restricted the ability of the Company to increase SyJet production in the first quarter of fiscal 1997 to the levels desired by the Company.

     The SyQuest technology is different from the most widely used data storage devices today (hard disk drives, floppy disk drives and CD-ROM drives). No new type of read/writable data storage device has achieved widespread market acceptance in recent years and there can be no assurance that the Company's new products will achieve market acceptance. Whether the Company's new products will achieve significant market acceptance will depend upon a number of factors, including the price, performance and other characteristics of competing solutions introduced by other vendors, the timing of the introduction of such products, and the success of the Company in establishing OEM arrangements for the Company's new products. See "Risk Factors - Competition" and "- Shortages of Critical Components; Absence of Supply Contracts; Supplier Workouts." There can be no assurance that the Company will be successful in satisfying any of these factors. In addition, the two formats of removable-media storage which have gained widespread market acceptance to date--floppy disk drives and CD-ROM drives--are both used by software manufacturers as a means of software distribution. The Company's products are not currently used for software distribution. The failure of the Company's new products to achieve widespread commercial acceptance would have a material adverse effect on the Company's financial results and business.

INTRODUCTION OF EZ FLYER 230; DISCONTINUATION OF EZ135.

     The Company's EZ135 products accounted for 16% of the Company's sales in the last quarter of fiscal 1995, 42% in the first quarter of fiscal 1996, 46% in the second quarter of fiscal 1996, 45% in the third quarter of fiscal 1996 and approximately 16% in the fourth quarter of fiscal 1996. Although sales of EZ135 products contributed significantly to the Company's revenue during the last quarter of the 1995 fiscal year and the majority of fiscal year 1996, the Company sold EZ135 units at a significant loss due to cost issues which could not be corrected as the Company had originally anticipated, and due to competitive pressures requiring the selling price to continue to decline in the market. The Company discontinued sales of the EZ135 during the fourth quarter of fiscal 1996.

     The Company introduced its EZ Flyer 230 on June 3, 1996. Commercial shipments of the EZ Flyer 230 commenced in June 1996, and the Company began to ship the EZ Flyer 230 in significant volume in July 1996. Revenue in the fourth quarter of fiscal 1996 was $12.7 million for the EZ Flyer 230, representing 28% of total revenue. There can be no assurance that early indications of market acceptance of the EZ Flyer 230 will continue or that the level of acceptance will grow.

SHORTAGES OF CRITICAL COMPONENTS; ABSENCE OF SUPPLY CONTRACTS; SUPPLIER
WORKOUTS.

     Many components incorporated in, or used in the manufacture of, the Company's products are currently only available from sole source suppliers. During the 1996 fiscal year, the Company experienced disruption in its supply of certain components for a number of reasons including the shortage of cash to pay suppliers. Component shortages due to limited cash availability affected the Company's ability to produce EZ Flyer 230 products and limited the Company's ability to implement certain cost reduction and productivity improvement plans. Moreover, the Company may continue to experience difficulty in the future in obtaining a sufficient supply of many key components due to the shortage of cash to pay suppliers and other reasons. A disruption in the supply of key components would have a material adverse affect on the Company's ability to generate sales and the ability to successfully launch the SyJet products.

     The Company recently completed the process of working out repayment terms with its key suppliers. On July 15, 1996, the Company issued the Debenture to one of its suppliers pursuant to which up to 400,000 shares of Common Stock could be issued to such supplier at a conversion price of $6.9375 per share. Subsequently, the Company negotiated with other suppliers to extend the payment dates on amounts owed. The Company conducted similar negotiations with other suppliers, converting a total of approximately $43.1 million of accounts payable and other obligations to those suppliers, to notes payable to reflect extended repayment terms. In September and October 1996, the Company received certain of those notes payable in exchange for an aggregate of 1,874,837 shares of

Common Stock. As a result of the Company's completion of recent financing transactions and other efforts by management to improve SyQuest's balance sheet, a number of Company suppliers have begun to transition from doing business with the Company on a C.O.D. basis and are selling to the Company under more standard commercial terms. Many of SyQuest's key suppliers are continuing to do business with SyQuest on a C.O.D. basis only, however, which places demands on the Company's available cash resources that may limit its financial flexibility and its ability to meet market demand for its products.

     The Company purchases all of its sole and limited source components and equipment pursuant to purchase orders placed from time to time and has no guaranteed supply arrangements. The inability to obtain sufficient components and equipment, to obtain or develop alternative sources of supply at competitive prices and quality, or to avoid manufacturing delays could prevent the Company from producing sufficient quantities of its products to satisfy market demand, result in delays in product shipments, increase the Company's material or manufacturing costs, or cause an imbalance in the inventory level of certain components. Moreover, difficulties in obtaining sufficient components may cause the Company to modify the design of its products to use a more readily available component, and such design modifications may result in increased costs and product performance problems. Any or all of these problems could in turn result in the loss of customers, provide an opportunity for competing products to achieve market acceptance and otherwise adversely affect the Company's business and financial results.

COMPETITION.

     The data storage industry is highly competitive. The Company believes that its products compete most directly with other removable-media data storage devices, such as disk drives offered by Iomega Corporation and magneto optical disk drives. Although the Company believes that its products offer performance and certain other advantages over most other removable-media storage devices available today, the Company believes that the price/performance levels of existing removable-media products will improve and that other companies will introduce new removable-media storage devices. Accordingly, the Company believes its products will face increasingly intense competition. In particular, a consortium comprising Compaq Computer, 3M, Insite and Matsushita-Kotobuki Electronics Industries Ltd. has announced and is selling the LS120, a high-capacity floptical drive that is compatible with conventional floppy disks.
Each of Mitsubishi Electric Corp. and Mitsumi has also announced that it plans to manufacture a high capacity, floppy drive that is downward compatible with existing floppy diskettes. If successfully marketed, these drives would compete with the Company's EZ products. The Iomega Zip drive, a high capacity floppy disk drive, is a competitor to EZ Flyer 230. The JAZ drive is Iomega's first removable hard drive and competes directly with SyQuest's products. In addition, to the extent that SyQuest drives are used for incremental primary storage capacity, they also compete with conventional hard disk drives. In addition, the leading suppliers of conventional hard disk drives could at any time determine to enter the removable-media storage market.

     As new and competing removable-media storage solutions are introduced, it is possible that the first such solution to achieve a significant market presence will emerge as an industry standard and achieve a dominant market position. If such is the case, there can be no assurance that the Company's products would achieve significant market acceptance, particularly given the Company's size and market position relative to its competitors.

TECHNOLOGICAL CHANGE AND NEW PRODUCTS.

     The Company operates in an industry that is subject both to rapid technological change and rapid change in consumer demands. For example, over the last 10 years the typical hard disk drive included in a new personal computer has increased in capacity from approximately 40 megabytes (MBs) to 1 gigabyte (GB) or more, while the market price per megabyte of a hard disk drive has dramatically decreased. The Company's future success will depend in significant part on its ability continually to develop and introduce, in a timely manner, new removable disk drive products with improved features, and to develop and manufacture those new products within a cost structure that enables the Company to sell such products at lower prices than those of comparable products today. In addition, the Company depends on technological developments from other vendors for the components in its products (such as heads, semiconductor devices and media). The Company has recently introduced its EZ Flyer 230 which is targeted for sale to the Company's traditional customer base in the desktop publishing, prepress and service bureau segments, as well as to a broad array of users in the SOHO (Small Office/Home Office) market segment. The SyJet 1.5 GB removable cartridge hard drive is targeted towards computer, audio and video OEMs, as well as retail, the Company's traditional customer base and the SOHO market segment. The Company believes that this product will compete with the Iomega JAZ. There can be no assurance that the Company will be successful in developing, manufacturing and marketing cost effective products (including the EZ Flyer 230 and the SyJet 1.5 GB) that meet both the performance and price demands of the data storage market.

DEPENDENCE ON STRATEGIC MARKETING ALLIANCES.

     The Company's business strategy depends in significant part on establishing successful strategic alliances with a variety of key companies within the computer, audio and video industries. Among the types of alliances contemplated by the Company's business strategy are: OEM arrangements with personal computer, audio and video manufacturers that will include SyQuest products as a standard feature or factory-installed option in their personal computers; reseller arrangements (including private and co-branding arrangements) with major vendors of computer products covering the resale of the Company's products by such companies; and licensing arrangements under which the Company grants certain computer manufacturers on a royalty-bearing basis the right to manufacture and sell its drives or media. Moreover, the Company believes that establishing strategic alliances (especially OEM arrangements) is critical to the success of its business, and there can be no assurance that the Company will be successful in doing so. In addition, the Company's strategic alliances are generally not covered by binding contracts and may be subject to unilateral termination by the Company's strategic partners, and may also require the Company to share control over its manufacturing and marketing programs and technologies.

RELIANCE ON MANUFACTURING RELATIONSHIPS; NOMAI LAWSUITS.

     The Company plans to continue to use independent parties to manufacture for the Company a portion of the Company's components. The Company currently has manufacturing relationships with Nomai, S.A. ("Nomai") for cartridges and others for manufacture and subassembly of components. The Company has filed lawsuits against Nomai and Maxell in France alleging copyright and patent infringement and in the United States regarding various related claims, including royalty payments owed by Nomai under a previous arrangement. Although the Company did not obtain the temporary injunction sought in the French lawsuit prohibiting the sale and distribution of Nomai's 200 megabyte cartridges, that lawsuit continues.

     On November 18, 1996, the Company and Herve Frouin and Marc Frouin (the "Frouins"), owners of a controlling interest in Nomai, announced the execution of a letter of intent proposing a transaction (the "Proposed Transaction") in which the Company would acquire a controlling interest in Nomai from the Frouins in exchange for 3,422,968 shares of the Company's Common Stock, and would commence a tender offer to acquire up to 100% of the publicly held shares of Nomai. On November 25,

1996, however, the Company announced that plans to acquire Nomai have been terminated, adding that it intends to pursue vigorously all available causes of action against Nomai.

     In September 1996, the Company and Legend Group ("Legend"), the largest computer systems manufacturer and distributor in the People's Republic of China, announced an intention to form a joint venture company for the manufacture and distribution of the Company's removable cartridge hard drives and products in China and to make Legend the exclusive distributor of the Company's products in the developing Chinese market. The Company would provide the proposed joint venture company with training and manufacturing know-how to insure that the joint venture had the requisite skills to manufacture the Company's removable cartridge hard drives and products. It is anticipated that both Legend and the Company would contribute the capital required for the joint venture. The Company and Legend have entered into a Memorandum of Understanding under which Legend would invest up to $20 million in the Company. The definitive terms of this investment are being negotiated, and the completion of any such investment (currently proposed for the first quarter of 1997) may require approval of the Company's stockholders pursuant to Nasdaq listing rules and may be subject to a waiting period pursuant to the Hart-Scott-Rodino Act. In December, 1996, the Company and Legend announced a distribution agreement whereby Legend has become the exclusive distributor of the Company's products in the developing Chinese market.

     There can be no assurance that the Company will be successful in prosecuting its lawsuit against or in maintaining its manufacturing relationships with Nomai, that the joint venture or financing agreement with Legend will be consummated or successful, or that the Company will successfully establish additional relationships in the future or successfully manage such manufacturing relationships. The lawsuit against Nomai and either the completion of or failure to complete the proposed transactions with Legend could have numerous consequences that could affect the Company materially and adversely. The Company's manufacturing relationships are generally not covered by binding contracts and may be subject to unilateral termination by the Company's manufacturing partners. Moreover, there can be no assurance that third-party manufacturers will be willing or able to meet the Company's quantity or quality requirements for manufactured products.

QUARTERLY FLUCTUATIONS IN OPERATING RESULTS.

     The Company has experienced and in the future may continue to experience significant fluctuations in its quarterly operating results. Factors such as price reductions, the introduction and market acceptance of new products, product returns, the availability of critical components and the lower gross margins associated with the Company's newly introduced products could contribute to this quarterly variability. Moreover, the Company's expense levels are based in part on expectations of future sales levels, and a shortfall in expected sales could therefore result in a disproportionate decrease in the Company's results of operations. As a result of these and other factors, it is likely that the Company's operating results in some future period will be below the expectations of investors, which would be likely to result in a significant reduction in the market price of the Common Stock.

DEPENDENCE ON PROPRIETARY TECHNOLOGY; INTELLECTUAL PROPERTY LITIGATION.

     The Company's success depends heavily on the establishment and maintenance of proprietary technologies. The Company relies on a combination of patent, copyright and trade secret law to protect the technology in its drives and cartridges. The Company holds numerous U.S. and foreign patent applications relating to its drives and hard disk cartridges. Many of these patents, however, do not pertain to the Company's recent product generations, and there can be no assurance that additional patents will issue in the future. There can be no assurance that the steps taken by the Company to protect its technology will be adequate to prevent misappropriation of its technology by third parties, or that third parties will not be able independently to develop similar technology. In particular, the Company's sales have been and will continue to be materially adversely affected when parties develop cartridges compatible with the Company's disk drives.

     From time to time the Company receives notices alleging that the Company's products infringe third party proprietary rights. A third party notified the Company in June 1995, that such party believes the Company infringes on six of its U.S. patents. It is the Company's belief that the claims are without merit or that the infringement claims relate to component parts purchased from vendors. The Company also believes that if the third party prevails on its claims, the Company will be indemnified by its vendor for any liability arising from the alleged infringements and that this matter will not have a material effect upon its financial condition or results of operations.

     Patent and similar litigation frequently is complex and expensive and its outcome can be difficult to predict. There can be no assurance that the Company will prevail in any proceedings that may be commenced against the Company. In addition, certain technology used in the Company's products is licensed from third parties. The termination of any such license arrangements could have a material adverse effect on the Company's business and financial results.

INTERNATIONAL OPERATIONS.

     International sales generated a significant portion of the Company's revenues in fiscal years 1995 and 1996, and the Company expects international sales to continue to constitute a significant percentage of its total sales in the future. The international portion of the Company's business is subject to a number of inherent risks, including difficulties in building and managing foreign operations and foreign reseller networks, the differing product needs of foreign customers, fluctuations in the value of foreign currencies, import-export duties and quotas, and regulatory, economic or political changes. Moreover, the Company relies on foreign companies for the supply of certain critical components and is increasingly relying on foreign companies for the manufacture of certain of its products, and these relationships may be subject to some of the same risks affecting its international sales. There can be no assurance that these factors will not materially and adversely affect the Company's international sales and its overall business and financial performance.

     The Company's international sales are predominantly denominated in U.S. dollars. Accordingly, a significant increase in the valuation of the U.S. dollar and the resultant increase in the price of the Company's foreign currency priced products could have a material adverse effect on the Company's sales.

MANAGEMENT CHANGES; DEPENDENCE ON KEY PERSONNEL.

     The Chairman of the Board, the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer, the Executive Vice President-Sales, the Chief Technical Officer and the Executive Vice President-Operations, have all just recently joined the Company. Syed Iftikar, the Company's former Chairman of the Board, President and Chief Executive Officer, ceased to be an officer of the Company on June 13, 1996, and resigned as a director on August 15, 1996.

     The Company's success will depend in large part upon the capabilities of the new management team. The inability of such individuals to become familiar with the widespread operations of the Company and its subsidiaries and turn around the financial situation of the Company could have a material adverse effect on the Company. The Company's success will also depend in significant part upon its ability to attract and retain highly-skilled management and other personnel. Competition for such personnel in the computer industry is intense, and the Company has from time to time experienced difficulty in finding sufficient numbers of qualified professional and production personnel. The Company has had a number of other executive officers leave the Company over the last six months. There can be no assurance that the Company will be successful in attracting and retaining the quantity and quality of personnel that it needs.

VOLATILITY OF STOCK PRICE; ABSENCE OF DIVIDENDS.

     The market prices for shares of high technology companies including the securities of SyQuest have been volatile. The Company's Common Stock has recently experienced substantial levels of short selling, which has depressed the market price, and increased the volatility of the market price, of the Company's Common Stock. Factors such as announcements of technological innovations or new products by the Company or its competitors, variations in the Company's quarterly operating results, continued high levels of short selling of the Common Stock, or general economic or stock market conditions unrelated to the Company's operating performance may have material adverse effects on the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation, can result and has resulted in substantial costs and a diversion of management attention and resources. See "Risk Factors - Class Action and Shareholder Derivative Lawsuits."

     In addition, the Company believes that electronic bulletin board postings regarding the Company on America Online and other similar services, certain of which have in the past contained false information about Company developments, have in the past and may in the future contribute to volatility in the market price of the Common Stock. Any information concerning the Company, including projections of future operating results, appearing in such on-line bulletin boards or otherwise emanating from a source other than the Company should not be relied upon as having been supplied or endorsed by the Company.

     The Company has not paid any cash dividends since its inception, and it does not anticipate paying cash dividends in the foreseeable future.

CERTAIN MARKETING AND SALES RISKS.

     As is common practice in its industry, the Company's arrangements with its customers generally allow customers, in the event of a price decrease, credit equal to the difference between the price originally paid and the new decreased price on units in the customers' inventories on the date of the price decrease. When a price decrease is anticipated, the Company establishes reserves for amounts it estimates will be reimbursed to qualifying customers. There can be no assurance that these reserves will be sufficient or that any future returns or price protection charges will not have material adverse effects on the Company's results of operations, particularly because future results will depend heavily on recently introduced products for which the Company has little or no operating history. In addition, customers generally have stock rotation rights permitting them to return slower-moving products in inventory within specified time periods in return for compensating orders of other products. Any build-up of inventory at the Company or in its distribution channels that does not sell through to end users could have material adverse effects on the Company's operating results and financial condition.

     As is typical in the industry, from time to time the Company experiences product defects and product returns. There can be no assurance that the Company will not experience quality or reliability problems in the future that have material adverse effects on the Company's business and financial results.

     The Company markets its products primarily through computer product distributors and retailers. Distribution channels for personal computers and accessories have been characterized by rapid change, including consolidation and financial difficulties of distributors. The loss or ineffectiveness of any of the Company's major distributors could have a material adverse effect on the Company's results of operations. In addition, since the Company grants credit to its customers, a substantial portion of outstanding accounts receivable are due from computer product distributors and certain large retailers. At September 30, 1996, the customers with the three highest outstanding accounts receivable balances totaled $12.03 million, or 28.9%, of gross accounts receivable at that date. The Company has no reason to believe these receivable balances are uncollectible, but if any one or a group of these customers' receivable balances should be deemed uncollectible, it would have a material adverse effect on the Company's results of operations and financial condition.

EFFECT OF ANTI-TAKEOVER PROVISIONS.

     The Company's Board of Directors has the authority to issue up to 4,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares, which, under certain circumstances, could be issued without any further vote or action by the Company's stockholders. To date, an aggregate of 50,000 shares of preferred stock have been issued: 20,000 shares of 7% Cumulative Preferred Stock; 5,500 shares of Convertible Preferred Stock and 24,500 shares of Series 2 Preferred Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of these preferred shares and any preferred stock that may be issued in the future. Such issuance, while providing desirable flexibility in connection with possible financings and acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, preferred stock may have other rights, including economic rights, senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company is also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 could also have the effect of delaying or preventing a change of control of the Company.

CLASS ACTION AND SHAREHOLDER DERIVATIVE LAWSUITS.

     The Company has been named as a defendant in four putative class action lawsuits. Two of the actions, Ravens, et al. v. Iftikar, et al. (filed April 2,
                               ---------------------------------
1996) and Bellezza, et al. v. Iftikar, et al. (filed May 24, 1996) have been
          -----------------------------------
brought in the United States District Court for the Northern District of California and have been assigned to the Honorable Vaughn Walker (collectively, the "Federal Lawsuit"). Certain current and former officers and directors also have been named as defendants in the Federal Lawsuit. Plaintiffs have petitioned the Court to consolidate the foregoing complaints into one consolidated action. That request, as well as other procedural matters which arose during a July 18, 1996, case management conference, is under consideration. The plaintiffs in the Federal Lawsuit purport to represent a class of all persons who purchased the Company's Common Stock between October 21,1994 and February 1, 1996. The Federal Lawsuit alleges that the defendants violated the federal securities laws through material misrepresentations and omissions. The third suit is a purported class action entitled Gary S. Kaufman v. SyQuest Technology Inc., et al. was filed on
                -------------------------------------------------
March 25, 1996, in the Superior Court of the State of California for the County of Alameda (the "Kaufman Lawsuit"). Certain current and former executive officers and directors of the Company are also named as defendants in the Kaufman Lawsuit. The plaintiffs in the Kaufman Lawsuit purport to represent a class of all persons who purchased the Company's Common Stock between May 2, 1995, and February 2, 1996. The Kaufman Lawsuit, which alleges that defendants
                          -------
violated various California laws through material misrepresentations and omissions, seeks unspecified damages. The fourth purported class action, entitled Ravens, et al. v. Iftikar, et al., was filed on October 11, 1996, in
         ---------------------------------
the Superior Court of the State of California for the County of Alameda (the "Ravens Lawsuit"). The Ravens Lawsuit, which alleges that the Company and
                       ------
certain of its former officers and directors violated various California laws through material representations and omissions between October 21, 1994, and February 2, 1996, and is purportedly brought on behalf of persons who purchased stock during that period, seeks unspecified damages. The Ravens Lawsuit has been consolidated with the Kaufman Lawsuit discussed above. Plaintiffs are preparing
                      -------
a consolidated complaint. The Company intends to defend the cases vigorously.

     On May 14, 1996, the Company was served with a shareholder's derivative action filed in Alameda County, California, Superior Court entitled John Nitti,
                                                                    -----------
et al. v. Syed Iftikar, et al.  On July 22, 1996, plaintiffs filed an amended
------------------------------
complaint. The action seeks to recover unspecified damages and punitive damages on behalf of the Company from current and former officers and directors of the Company for alleged breach of fiduciary duty, unjust enrichment and waste of corporate assets. The Company is a nominal defendant in the action. The complaint alleges that the officers and directors issued false and misleading information and sold shares of the Company's stock at artificially inflated prices. The allegations are essentially the same as those in the putative class actions. The Company intends to defend this case vigorously.

     While the Company intends to vigorously defend the lawsuits, there can be no assurance as to what financial effect the pending litigation may have on the Company. From time to time, the Company is involved in litigation that it considers to be in the normal course of its business. Other than set forth in this prospectus, the Company is not engaged in any legal proceedings as of the date hereof which the Company expects individually or in the aggregate to have a material adverse effect on the Company's financial condition or results of operations.

                                USE OF PROCEEDS

          The proceeds from the sale of the shares of Common Stock offered hereby are solely for the account of the Selling Stockholders. Accordingly, the Company will receive none of the proceeds from the sale thereof. However, certain of the shares of Common Stock offered hereby are issuable in the future upon the exercise of the outstanding or issuable warrants, and the Company will receive the exercise prices payable upon any exercise of the warrants. There can be no assurance that all or any part of the warrants will be exercised.

                             SELLING STOCKHOLDERS

     The Selling Stockholders are (i) certain creditors of the Company who acquired Common Stock in exchange for cancellation of certain trade payables of the Company, and (ii) certain persons who have provided equity financing to the Company or transferees of such persons. The shares of Common Stock covered by this Prospectus are being registered so that the Selling Stockholders may offer the shares for resale from time to time. See "Plan of Distribution." Except as described below, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Common Stock and other securities of the Company.

     The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock owned beneficially by each of the Selling Stockholders as of December 20, 1996, and the number of shares which may be offered for resale pursuant to this Prospectus. For the purposes of calculating the number of shares of Common Stock beneficially owned by the Selling Stockholders, the number of shares of Common Stock calculated to be issuable in connection with the conversion of the 7% Cumulative Preferred Stock, the Convertible Preferred Stock and the Series 2 Preferred Stock is based on a conversion price that is derived from the average closing market price of the Common Stock on the five trading days preceding December 20, 1996 (which was $4.60). The calculation of the total number of shares of Common Stock to be offered by the holders of such convertible securities, however, is an estimate based on a hypothetical average closing market price of the Common Stock of $4.00 per share on the five trading days preceding the date of such conversion, which price is below the closing market price of the Common Stock as of December 20, 1996 (which was $4.25), and such estimate does not include the 2,291,891 shares of Common Stock registered for resale by holders of the 7% Cumulative Preferred Stock pursuant to Registration Statement No. 333-7369. The use of such hypothetical average closing market price is not intended, and should in no way be construed, to constitute a prediction as to the future market price of the Common Stock.

     The information included below is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock offered under this Prospectus will be sold.

                                              SHARES OF COMMON                        SHARES OF COMMON
                                             STOCK BENEFICIALLY       SHARES OF      STOCK BENEFICIALLY
                                               OWNED PRIOR TO        COMMON STOCK        OWNED AFTER
                   NAME                       OFFERING/(1)(2)/      BEING OFFERED       OFFERING/(3)/
------------------------------------------   -----------------      -------------    ------------------
GFL Performance Fund Ltd./(4)/                    2,881,554            2,159,098             0
GFL Advantage Fund Ltd./ (4)/                     1,347,636              892,689             0
GFL Portfolio B/(4)/                              1,345,474              889,935             0
Atmel Corporation/(5)/                              370,488              370,488             0
Freight Solutions, Int./(5)/                        293,210              293,210             0
Petronic International, Inc./(5)/                   218,422              218,422             0
SAE Magnetics/(5)/                                  992,717              992,717             0
Nelson Partners/(6)/                              1,332,267            1,487,107             0
Olympus Securities, Ltd/(6)/                        888,179              991,405             0
Rose Glen Funding, Inc./(6)/                        222,044              247,851             0
CYGNI S.A./(7)/                                     341,005              392,157             0
Pangaea Fund Limited/(7)/                           477,408              549,020             0
Rutgers Casualty Insurance Co./(7)/                  85,252               98,039             0
American European Group /(7)/                        34,100               39,216             0
United International Insurance Co./(7)/              51,151               58,824             0
Combination Inc./(7)/                             1,402,813            1,613,235             0
Burnstein & Lindsay Securities                      179,028              205,882             0
   Corp./(7)/
Futures Brokerage Inc./(7)/                         281,330              323,529             0
Biscount Overseas Ltd./(7)/                         396,419              455,882             0
TULA Business, Inc./(7)/                            255,754              294,118             0
Gross Foundation Inc./(7)/                          127,877              147,059             0
Maslo Fund Ltd./(7)/                                 67,775               77,941             0
Black Inc./(7)/                                      38,363               44,118             0
IBNS Manufacturing Co./(7)/                          63,939               73,529             0
Millenco, L.P./(7)/                                 127,877              147,059             0
Ashline Ltd./(7)/                                 1,329,923            1,529,412             0
Karlin Investments, Inc./(7)/                       579,711              666,667             0
Timboom Ltd./(7)/                                   170,503              196,079             0
Museum Assets Ltd./(7)/                           1,329,923            1,529,412             0
Wharton Capital Partners Ltd./(7)/                   34,100               39,216             0
Econor Investment Corp./(8)/                        980,393            1,127,451             0
Wharton Capital International/(9)/                  125,000              125,000             0
State Capital Market Group, Ltd./(9)/               125,000              125,000             0
                                                 ----------           ----------
         TOTAL                                   18,496,635           18,400,767

-------------------
(1) Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) As required by regulations of the Securities and Exchange Commission, the number of shares shown as beneficially owned includes shares which can be purchased within 60 days after December 20, 1996. The actual number of shares of Common Stock beneficially owned is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by the Company at this time, including, among others, the market price of the Common Stock prevailing at the actual date of conversion of Preferred Stock, and whether or to what extent dividends to the holders of certain Preferred Stock are paid in Common Stock.

(3) Assumes the sale of all shares offered hereby and, in the case of GFL Performance Fund Ltd., GFL Advantage Fund Ltd. and GFL Portfolio B, the sale of all of such Selling Stockholders' shares of Common Stock registered for resale by Registration Statement No. 333-7369 (respectively:
     1,145,945; 572,973; and 572,973).

(4) The listed Selling Stockholders hold an aggregate of 15,560 shares of 7% Cumulative Preferred Stock of the Company which are convertible into shares of Common Stock. Each share of 7% Cumulative Preferred Stock is convertible at a rate of (i) $1,000 divided by (ii) the lesser of (x) seventy-seven percent (77%) of the average market price of the Common Stock for the five consecutive trading days ending one day prior to the date a conversion notice is received and (y) $11.00. The conversion price is adjusted, and the number of shares beneficially owned by the Selling Stockholder will vary accordingly, to reflect stock dividends, stock splits and in certain other circumstances. The number of shares shown as being offered in the table does not include 2,291,891 of such Selling Stockholders' shares of Common Stock registered for resale by Registration Statement No. 333-7369 and is based on (i) the assumed conversion of the 15,560 shares of 7% Cumulative Preferred Stock at hypothetical conversion price of $3.08 per share (which is the conversion price based on a hypothetical average closing price of $4.00 on the five trading days preceding the date of such conversion, (ii) the actual conversion of 4,440 shares of 7% Cumulative Preferred Stock into 1,069,285 shares of Common Stock -- 533,713 shares held by GFL Advantage Fund, Ltd. and 535,572 shares held by GFL Portfolio B, and (iii) shares received as dividends on the 7% Cumulative Preferred Stock as of August 31, 1996, and November 30, 1996, as follows: 58,290 shares for GFL Performance Fund Ltd., 27,079 shares for GFL Advantage Fund Ltd., and 27,011 shares for GFL Portfolio B. Notwithstanding the foregoing, each listed Selling Stockholder can convert 7% Cumulative Preferred Stock into, and receive dividends on such Preferred Stock paid in the form of, shares of Common Stock only to the extent that the number of shares issued thereby, combined with the number of shares of Common Stock already held by such Selling Stockholder and its affiliates, would not exceed 4.9% of the then outstanding Common Stock, as determined in accordance with Section 13(d) of the Exchange Act. For a further description of the rights of holders of 7% Cumulative Preferred Stock, see the Corrected Certificate of Designations, Preferences and Rights of 7% Cumulative Convertible Preferred Stock, Series 1 and related Registration Rights Agreement filed as exhibits to the Company's Current Report on Form 8-K dated June 14, 1996, the contents of which are incorporated herein by this reference.

(5) The listed Selling Stockholders hold shares of Common Stock received from the Company in exchange for cancellation of certain trade payables of the Company owed to such Selling Stockholder. Each of such Selling Stockholders has executed a form of Securities Purchase Agreement and related Registration Rights Agreement filed as exhibits to the Company's Current Report on Form 8-K/A dated October 31, 1996. Each of such Selling Stockholders is a vendor of the Company.

(6) The listed Selling Stockholders hold outstanding Stock Purchase Warrants to acquire a total of up to 550,000 shares of Common Stock at a price of $5.50 per share, and hold shares of Convertible Preferred Stock of the

     Company, which are convertible into shares of Common Stock and additional warrants to be issued at the time of such conversion. Each share of Convertible Preferred Stock may be converted after December 15, 1996, into a number of shares of Common Stock equal to (i) $1,000 plus an additional fifty dollars for each year (pro rated on a daily basis for partial years) between October 15, 1996, and the conversion date, (ii) divided by a conversion price which is the lesser of $6.50 per share or 85% of the average closing market price of the Common Stock on the five trading days preceding the date of the conversion. The conversion price is adjusted, and the number of shares beneficially owned by the Selling Stockholder will vary accordingly, to reflect changes in the market price of the Common Stock, stock dividends, stock splits and certain other circumstances. Upon conversion of the Convertible Preferred Stock, the holders of such stock shall receive, for each three shares of Common Stock acquired through conversion, a warrant to purchase an additional share of Common Stock at a price which is the lesser of (a) $7.15 per share or (b) 110% of the average closing market price of the Common Stock on the five trading days preceding the date of the related conversion of the Convertible Preferred Stock. The number of shares shown as being offered in the table is based on shares issuable directly upon conversion, at a conversion price of $3.40 (which is the conversion price based on a hypothetical average closing market price of $4.00 on the five trading days preceding the date of such conversion), upon exercise of the warrants to be issued on such conversion and upon exercise of their outstanding Stock Purchase Warrants. Notwithstanding the foregoing, each listed Selling Stockholder can convert Convertible Preferred Stock into shares of Common Stock only to the extent that the number of shares issued thereby, combined with the number of shares of Common Stock already held by such Selling Stockholder and its affiliates, would not exceed 4.9% of the then outstanding Common Stock as determined in accordance with Section 13(d) of the Exchange Act. For a further description of the rights of holders of Convertible Preferred Stock, see the Certificate of Designations, Preferences and Rights of Convertible Preferred Stock, Series 1, and the related Securities Purchase Agreement (with exhibits) filed as an exhibit to the Company's Current Report on Form 8-K/A dated October 31, 1996.

(7) The listed Selling Stockholders hold shares of Series 2 Preferred Stock of the Company, which are convertible into shares of Common Stock and additional warrants to be issued at the time of such conversion. Each share of Series 2 Preferred Stock may be converted after December 15, 1996, into a number of shares of Common Stock equal to (i) $1,000, (ii) divided by a conversion price, which is the lesser of $6.50 per share or 85% of the average closing market price of the Common Stock on the five trading days preceding the date of the conversion. The conversion price is adjusted, and the number of shares beneficially owned by the Selling Stockholder will vary accordingly, to reflect changes in the market price of the Common Stock, stock dividends, stock splits and certain other circumstances. On conversion of the Series 2 Preferred Stock, the holders of such stock, or their designees, provided such designees are "accredited investors," shall receive, for each three shares of Common Stock acquired through conversion, a warrant to purchase an additional share of Common Stock at a price which is the lesser of (a) $7.15 per share or (b) 110% of the average closing market price of the Common Stock on the five trading days preceding the date of the related conversion of the Series 2 Preferred Stock. The number of shares shown as being offered in the table is based on shares issuable upon conversion, at a conversion price of $3.40 (which is the conversion price based on a hypothetical average closing market price of $4.00 on the five trading days preceding the date of such conversion) and upon exercise of the warrants to be issued on such conversion. Notwithstanding the foregoing, each listed Selling Stockholder can convert Series 2 Preferred Stock into, and receive dividends on such Preferred Stock paid in the form of, shares of Common Stock only to the extent that the number of shares issued thereby, combined with the number of shares of Common Stock already held by such Selling Stockholder and its affiliates, would not exceed 4.9% of the then outstanding Common Stock, as determined in accordance with
     Section 13(d) of the Exchange Act. For a further description of the rights of holders of Series 2 Preferred Stock, see the Certificate of Designations, Preferences and Rights of 5% Cumulative Convertible Preferred Stock, Series 2, and the related Securities Purchase Agreement (with exhibits) filed as an exhibit to the Company's Current Report on Form 8-K/A dated October 31, 1996.

(8) Each of Burnstein & Lindsay Securities Corp., Futures Brokerage, Inc., Discount Overseas Ltd., TULA Business, Gross Foundation Inc., Maslo Fund Ltd., Black Inc., IBNS Manufacturing Co., and Millenco, L.P., each of which holds shares of Series 2 Preferred Stock, has notified the Company of its intent to assign to Econor Investment Corp. its rights to receive, on conversion of its shares of Series 2 Preferred Stock, warrants to purchase Common Stock.

(9) Each Listed Selling Stockholder has the right to acquire Common Stock pursuant to certain Stock Purchase Warrants to purchase up to 50,000 shares of Common Stock for $10.875 per share and up to 75,000 shares of Common Stock for $7.15 per share. The Company granted such Stock Purchase Warrants as part of the Selling Stockholders' compensation for their facilitation of certain financing for the Company.

                              PLAN OF DISTRIBUTION

     The Company is registering the shares of Common Stock offered by the Selling Stockholders hereunder pursuant to contractual registration rights.

     The shares of Common Stock offered hereunder may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise at prices and on terms then prevailing or related to the then current market price, or in negotiated
transactions.   The shares of Common Stock may be sold to or through one or more broker-dealers, acting as agent or principal in underwritten offerings, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions.

     In connection with any transaction involving the Common Stock, broker-dealers or others may receive from the Selling Stockholders, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time. Broker-dealers and any other persons participating in a distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Act.

     Any or all of the sales or other transactions involving the Common Stock described above, whether effected by the Selling Stockholders, any broker dealer or others, may be made pursuant to this Prospectus. In addition, any shares of Common Stock that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     To comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, shares of Common Stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with under applicable state securities laws.

     The Company and the Selling Stockholders have agreed, and hereafter may further agree, to indemnify each other and certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the Common Stock, including liabilities arising under the Act.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Shartsis, Friese & Ginsburg, LLP, San Francisco, California.

                                 EXPERTS

          The consolidated financial statements of SyQuest Technology, Inc. appearing in the SyQuest Technology, Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                        _______________________________

                               TABLE OF CONTENTS

                                                                   PAGE

AVAILABLE INFORMATION..............................................  3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE....................  3

THE COMPANY........................................................  4

RISK FACTORS.......................................................  5

USE OF PROCEEDS.................................................... 15

SELLING STOCKHOLDERS............................................... 15

PLAN OF DISTRIBUTION............................................... 19

LEGAL MATTERS...................................................... 19

EXPERTS............................................................ 20


                               18,400,767 SHARES

                           SYQUEST TECHNOLOGY, INC.

                                 COMMON STOCK
                          __________________________

                                  PROSPECTUS
                          __________________________

                             January 6, 1997

                  ___________________________________________
                  ___________________________________________

          NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                        _______________________________

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee.

     Registration fee                              $23,700.38
     Blue sky qualification fees and expenses             -0-
     Printing and engraving expenses                 1,000.00
     Legal fees and expenses                        20,000.00
     Accounting fees and expenses                   40,000.00
     Miscellaneous                                   1,000.00
                                                   ----------

     Total                                         $85,700.38
                                                   ==========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The Company has the power, pursuant to Section 102(7) of the Delaware General Corporation Law, to limit the liability of directors of the Company for certain breaches of fiduciary duty and, pursuant to Section 145 of the Delaware General Corporation Law, to indemnify its officers and directors and other persons for certain acts.

     The Company's Restated Certificate of Incorporation includes the following provisions:

               The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permissible under Delaware law as the same exists or as may hereafter be amended. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

               The corporation is authorized to provide indemnification of officers, directors, employees or agents of the corporation for breach of duty to the corporation and its stockholders through By-law provisions or through agreements with such officers, directors, employees or agents, or both, in excess of the indemnification otherwise permitted by Section 145 of the Delaware General Corporation Law, subject to the limits on such excess indemnification set forth in
          Section 102(b)(7) of the Delaware General Corporation Law.

     Pursuant to Section 145 of the Delaware General Corporation Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful.

     The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

     Article VI of the Company's Bylaws provides that the Company, by action of the Board of Directors, shall, to the fullest extent permitted by the General Corporation Law of Delaware, indemnify any and all persons who it shall have power to indemnify against any and all of the expenses, liabilities or other matters.

     The Company has entered into indemnification agreements with each of its directors and executive officers which provide for mandatory indemnification and advancement of legal expenses so long as the individual is entitled to indemnification as determined in the manner provided in the agreement. The burden is on the Company to establish the individual is not so entitled.

     The Company has purchased and maintains an insurance policy covering the officers and directors of the Company with respect to certain liabilities arising under the Act or otherwise. Under the terms of their registration rights agreements, certain of the Selling Stockholders may be obligated to indemnify the Company and its directors and officers under certain circumstances for liabilities under the Act.


ITEM 16. EXHIBITS.


                (a)  Exhibits.

EXHIBIT
 NUMBER  DESCRIPTION OF DOCUMENT
-------  -----------------------
  3.1    Restated Certificate of Incorporation of the Company.  Incorporated by reference to
         Exhibit 3.1 of the Company's Annual Report on Form 10-K for the fiscal period ended September 30, 1995.
  3.2**  Amendment to Restated Certificate of Incorporation of the Company.
  4.1    Corrected Certificate of Designations, Preferences and Rights of 7% Cumulative
         Convertible Preferred Stock, Series 1.  Incorporated by reference to Exhibit 3.1 of the
         Company's Current Report on Form 8-K, dated June 14, 1996.

EXHIBIT
 NUMBER  DESCRIPTION OF DOCUMENT
-------  -----------------------
   4.2   Securities Purchase Agreement, dated as of May 31, 1996, by and among the
         Company and holders of 7% Cumulative Convertible Preferred Stock, Series 1.
         Incorporated by reference to Exhibit 10.1 of the Company's Current Report on
         Form 8-K dated June 14, 1996.
   4.3   Registration Rights Agreement dated as of May 31, 1996, by and among the
         Company and holders of 7% Cumulative Convertible Preferred Stock, Series 1.
         Incorporated by reference to Exhibit 10.2 of the Company's Current Report on
         Form 8-K dated June 14, 1996.
   4.4   6% Convertible Subordinated Debenture dated July 15, 1996.  Incorporated by reference to Exhibit 10.3 of the Company's Form S-3 Registration Statement
         No. 333-7369 ("Registration 333-7369").
   4.5   Registration Agreement dated July 15, 1996, among the Company and WISRS
         (Malaysia) SDN.BHD.  Incorporated by reference to Exhibit 10.4 of Registration 333-
         7369.
   4.6   Certificate of Designations, Preferences and Rights of Convertible Preferred Stock,
         Series 1, as amended and agreed to be amended.  Incorporated by Reference to
         Exhibit 3.1 to the Company's Current Report on Form 8-K/A dated October 31,
         1996.
   4.7   Certificate of Designations, Preferences and Rights of 5% Cumulative Preferred
         Stock, Series 2.  Incorporated by Reference to Exhibit 3.2 to the Company's Current
         Report on Form 8-K/A dated October 31, 1996.
   4.8   Securities Purchase Agreement dated as of October 8, 1996 among the Company and the buyers of the Convertible Preferred Stock, Series 1 including the following exhibits:  Form of Warrant, Form of Registration Rights Agreement, Form of Escrow
         Agreement and certain Schedules to the representations.  Incorporated by Reference to
         Exhibit 10.1 to the Company's Current Report on Form 8-K/A dated October 31,
         1996.
   4.9   Securities Purchase Agreement dated as of October 8, 1996 among the Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits:  Form of Escrow Agreement, Form of Warrant, Form of Registration Rights Agreement and
         certain Schedules to the representations.  Incorporated by Reference to Exhibit 10.2 to
         the Company's Current Report on Form 8-K/A dated October 31, 1996.
  4.10   Securities Purchase Agreement dated as of October 8, 1996 among the Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits:  Form of Escrow Agreement, Form of Warrant, Form of Registration Rights Agreement and
         certain Schedules to the representations.  Incorporated by Reference to Exhibit 10.3 to
         the Company's Current Report on Form 8-K/A dated October 31, 1996.
  4.11   Securities Purchase Agreement dated as of October 8, 1996 among the Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits:  Form of Escrow Agreement, Form of Warrant, Form of Registration Rights Agreement and
         certain Schedules to the representations.  Incorporated by Reference to Exhibit 10.4 to
         the Company's Current Report on Form 8-K/A dated October 31, 1996.


EXHIBIT
 NUMBER  DESCRIPTION OF DOCUMENT
-------  -----------------------
  4.12   Securities Purchase Agreement dated as of October 8, 1996 among the Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits:  Form of Escrow Agreement, Form of Warrant, Form of Registration Rights Agreement and
         certain Schedules to the representations.  Incorporated by Reference to Exhibit 10.5 to
         the Company's Current Report on Form 8-K/A dated October 31, 1996.
  4.13   Securities Purchase Agreement dated as of September 27, 1996, between the
         Company and Atmel Corporation, including the exhibit Form of Registration Rights
         Agreement.  Incorporated by Reference to Exhibit 10.6 to the Company's Current
         Report on Form 8-K/A dated October 31, 1996.
  4.14   Securities Purchase Agreement dated as of October 18, 1996, between the Company and Petronic International, Inc., including the exhibit Form of Registration Rights
         Agreement.  Incorporated by Reference to Exhibit 10.7 to the Company's Current
         Report on Form 8-K/A dated October 31, 1996.
  4.15   Securities Purchase Agreement dated as of October 24, 1996, between the Company and SAE Magnetics (HK) Ltd., including the exhibit Form of Registration Rights
         Agreement.  Incorporated by Reference to Exhibit 10.8 to the Company's Current
         Report on Form 8-K/A dated October 31, 1996.
  4.16   Securities Purchase Agreement dated as of October 25, 1996, between the Company and Freight Solutions International, including the exhibit Form of Registration Rights
         Agreement.  Incorporated by Reference to Exhibit 10.9 to the Company's Current
         Report on Form 8-K/A dated October 31, 1996.
  4.17   Warrant to Purchase Common Stock issued July 30, 1996, to State Capital
         Market Group.
  4.18   Warrant to Purchase Common Stock issued July 30, 1996, to Wharton
         Capital International Corporation.
  4.19   Warrant to Purchase Common Stock issued October 8, 1996, to Wharton
         Capital International Corporation.
  4.20   Warrant to Purchase Common Stock issued October 8, 1996, to State
         Capital Market Group.
  4.21   Warrant to Purchase Common Stock issued October 31, 1996, to Nelson
         Partners.
  4.22   Warrant to Purchase Common Stock issued October 31, 1996, to Olympus
         Securities, Ltd.
  4.23   Warrant to Purchase Common Stock issued October 31, 1996, to Rose Glen
         Funding, Inc.
  4.24   Subscription Agreement dated November 12, 1996, between SyQuest
         Technology, Inc. and Fletcher International Limited, including the
         Annex Warrant Certificate issued November 13, 1996. Incorporated by
         Reference to Exhibit 4.18 to the Company's Annual Report on Form 10-K
         for the fiscal period ended September 30, 1996.
  5.1**  Opinion of Shartsis, Friese & Ginsburg, LLP.
 23.1    Consent of Ernst & Young LLP, independent auditors.
 23.2**  Consent of Shartsis, Friese & Ginsburg, LLP.  Reference is made to Exhibit 5.1.
 24.1**  Power of Attorney of certain officers and directors.

-------------------
** Previously filed.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post effective amendment by these paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 3rd day of January, 1997.

                                       SYQUEST TECHNOLOGY, INC.

                                       By:  /s/ Edwin L. Harper
                                          ----------------------------
                                          Edwin L. Harper,
                                          President and Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                    TITLE                                             DATE
---------                    -----                                             ----

/s/ Edwin L. Harper          President, Chief Executive Officer and Director   January 3, 1997
--------------------------   (Principal Executive Officer)
Edwin L. Harper

/s/ Henry C. Montgomery      Executive Vice President, Finance and Chief       January 3, 1997
--------------------------   Financial Officer (Principal Financial and
Henry C. Montgomery          Accounting Officer)


/s/ Edward L. Marinaro       Chairman of the Board and Director                January 3, 1997
--------------------------
Edward L. Marinaro

/s/ C. Richard Kramlich**    Director                                          January 3, 1997
--------------------------
C. Richard Kramlich

/s/ David I. Caplan**        Director                                          January 3, 1997
--------------------------
David I. Caplan

/s/ Joseph Baia**            Director                                          January 3, 1997
--------------------------
Joseph Baia

**By Henry Montgomery his
     attorney in fact

/s/ Henry Montgomery
--------------------------
Henry Montgomery


                               INDEX TO EXHIBITS


EXHIBIT                                                                                  SEQUENTIAL
NUMBER                              DESCRIPTION OF DOCUMENT                               PAGE NO.
-------                             -----------------------                              ----------
    3.1   Restated Certificate of Incorporation of the Company.  Incorporated
          by reference to Exhibit 3.1 of the Company's Annual Report on Form
          10-K for the fiscal period ended September 30, 1995.
    3.2** Amendment to Restated Certificate of Incorporation of the Company.
    4.1   Corrected Certificate of Designations, Preferences and Rights of 7%
          Cumulative Convertible Preferred Stock, Series 1.  Incorporated by
          reference to Exhibit 3.1 of the Company's Current Report on
          Form 8-K, dated June 14, 1996.
    4.2   Securities Purchase Agreement, dated as of May 31, 1996, by and among the Company and holders of 7% Cumulative Convertible
          Preferred Stock, Series 1.  Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated June 14, 1996.
    4.3   Registration Rights Agreement dated as of May 31, 1996, by and among the Company and holders of 7% Cumulative Convertible
          Preferred Stock, Series 1.  Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated June 14, 1996.
    4.4   6% Convertible Subordinated Debenture dated July 15, 1996.
          Incorporated by reference to Exhibit 10.3 of the Company's Form S-3
          Registration Statement No. 333-7369 ("Registration 333-7369").
    4.5   Registration Agreement dated July 15, 1996, among the Company and
          WISRS (Malaysia) SDN.BMP.  Incorporated by reference to
          Exhibit 10.4 of Registration 333-7369.
    4.6   Certificate of Designations, Preferences and Rights of Convertible
          Preferred Stock, Series 1, as amended and agreed to be amended.
          Incorporated by Reference to Exhibit 3.1 to the Company's Current
          Report on Form 8-K/A dated October 31, 1996.
    4.7   Certificate of Designations, Preferences and Rights of 5% Cumulative
          Preferred Stock, Series 2.  Incorporated by Reference to Exhibit 3.2 to
          the Company's Current Report on Form 8-K/A dated October 31,
          1996.
    4.8   Securities Purchase Agreement dated as of October 8, 1996, among the
          Company and the buyers of the Convertible Preferred Stock, Series 1 including the following exhibits:  Form of Warrant, Form of
          Registration Rights Agreement, Form of Escrow Agreement and certain
          Schedules to the representations.  Incorporated by Reference to
          Exhibit 10.1 to the Company's Current Report on Form 8-K/A dated
          October 31, 1996.

EXHIBIT                                                                                  SEQUENTIAL
NUMBER                              DESCRIPTION OF DOCUMENT                               PAGE NO.
-------                             -----------------------                              ----------
    4.9   Securities Purchase Agreement dated as of October 8, 1996, among the
          Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits:  Form of Escrow Agreement, Form of Warrant,
          Form of Registration Rights Agreement and certain Schedules to the representations.  Incorporated by Reference to Exhibit 10.2 to the
          Company's Current Report on Form 8-K/A dated October 31, 1996.
   4.10   Securities Purchase Agreement dated as of October 8, 1996, among the
          Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits:  Form of Escrow Agreement, Form of Warrant,
          Form of Registration Rights Agreement and certain Schedules to the representations.  Incorporated by Reference to Exhibit 10.3 to the
          Company's Current Report on Form 8-K/A dated October 31, 1996.
   4.11   Securities Purchase Agreement dated as of October 8, 1996, among the
          Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits:  Form of Escrow Agreement, Form of Warrant,
          Form of Registration Rights Agreement and certain Schedules to the representations.  Incorporated by Reference to Exhibit 10.4 to the
          Company's Current Report on Form 8-K/A dated October 31, 1996.
   4.12   Securities Purchase Agreement dated as of October 8, 1996, among the
          Company and certain buyers of the Series 2 Preferred Stock, including the following exhibits:  Form of Escrow Agreement, Form of Warrant,
          Form of Registration Rights Agreement and certain Schedules to the representations.  Incorporated by Reference to Exhibit 10.5 to the
          Company's Current Report on Form 8-K/A dated October 31, 1996.
   4.13   Securities Purchase Agreement dated as of September 27, 1996, between the Company and Atmel Corporation, including the exhibit
          Form of Registration Rights Agreement.  Incorporated by Reference to
          Exhibit 10.6 to the Company's Current Report on Form 8-K/A dated
          October 31, 1996.
   4.14   Securities Purchase Agreement dated as of October 18, 1996, between the Company and Petronic International, Inc., including the exhibit
          Form of Registration Rights Agreement.  Incorporated by Reference to
          Exhibit 10.7 to the Company's Current Report on Form 8-K/A dated
          October 31, 1996.
   4.15   Securities Purchase Agreement dated as of October 24, 1996, between the Company and SAE Magnetics (HK) Ltd., including the exhibit
          Form of Registration Rights Agreement.  Incorporated by Reference to
          Exhibit 10.8 to the Company's Current Report on Form 8-K/A dated
          October 31, 1996.

EXHIBIT                                                                                  SEQUENTIAL
NUMBER                              DESCRIPTION OF DOCUMENT                               PAGE NO.
-------                             -----------------------                              ----------
   4.16   Securities Purchase Agreement dated as of October 25, 1996, between the Company and Freight Solutions International, including the exhibit
          Form of Registration Rights Agreement.  Incorporated by Reference to
          Exhibit 10.9 to the Company's Current Report on Form 8-K/A dated
          October 31, 1996.
   4.17   Warrant to Purchase Common Stock issued July 30, 1996, to State Capital
          Market Group.
   4.18   Warrant to Purchase Common Stock issued July 30, 1996, to Wharton
          Capital International Corporation.
   4.19   Warrant to Purchase Common Stock issued October 8, 1996, to Wharton
          Capital International Corporation.
   4.20   Warrant to Purchase Common Stock issued October 8, 1996, to State
          Capital Market Group.
   4.21   Warrant to Purchase Common Stock issued October 31, 1996, to Nelson
          Partners.
   4.22   Warrant to Purchase Common Stock issued October 31, 1996, to Olympus
          Securities, Ltd.
   4.23   Warrant to Purchase Common Stock issued October 31, 1996, to Rose Glen
          Funding, Inc.
   4.24   Subscription Agreement dated November 12, 1996, between SyQuest
          Technology, Inc. and Fletcher International Limited, including the
          Annex Warrant Certificate issued November 13, 1996. Incorporated by
          Reference to Exhibit 4.18 to the Company's Annual Report on Form 10-K
          for the fiscal period ended September 30, 1996.
   5.1**  Opinion of Shartsis, Friese & Ginsburg, LLP.
  23.1    Consent of Ernst & Young LLP, independent auditors.
  23.2**  Consent of Shartsis, Friese & Ginsburg, LLP.  Reference is made to
          Exhibit 5.1.
  24.1**  Power of Attorney of certain officers and directors.

-------------------
** Previously filed.